UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Joyner, C. Dan

   P.O. Box 931

   Durham, NC 27702
2. Issuer Name and Ticker or Trading Symbol
   CCB Financial Corporation (CCB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  11/30/99 (1)R        233           A  $46.3400     26,338         D  Direct
Common Stock                                                                                     2,288          I  by Spouse - IRA

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $10.6040                                                                   04/28/93     04/28/03
(right to buy)
Non-Qualified Stock Option     $15.4495                                                                   04/26/95     04/26/05
(right to buy)
Non-Qualified Stock Option     $17.4158                                                                   04/24/96     04/24/06
(right to buy)
Non-Qualified Stock Option     $31.4607                                                                   04/23/97     04/23/07
(right to buy)
Non-Qualified Stock Option     $40.9375                                                                   08/01/97     08/01/07
(right to buy)
Non-Qualified Stock Option     $56.7500                                                                   04/27/99     04/27/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   3,115                     3,116         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,335                     1,336         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,335                     1,336         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,335                     1,336         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   8,560                     8,560         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,200                     1,200         D   Direct
(right to buy)

Explanation of Responses:

(1)
Owned under the Corporation's Dividend Reinvestment and Stock Purchase Plan.  The shares were acquired in the period up to the
Reporting Date.  The price shown is the weighted average price per share of the shares acquired.  Of the shares acquired, 45 shares were acquired through the Reporting Person's cash contributions.

SIGNATURE OF REPORTING PERSON
/S/ Joyner, C. Dan
DATE
December 7, 1999